Exhibit 99.10

CONSENT OF MINING PLUS PERU S.A.C.

To:	United States Securities and Exchange Commission Washington, D.C. 20549 Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Rio Alto Mining Limited

Ladies and Gentlemen:

Re:	Technical report entitled "La Arena Project, Peru", effective December 31st, 2013 (the "Report" prepared for Rio Alto Mining Limited (the "Company")

We do hereby consent to the filing of the written disclosure regarding the technical report entitled "La Arena Project, Peru Technical Report (NI 43-10 I)" with an effective date December 31, 2013 and dated March 28th, 2014 (the "Technical Report") prepared for Rio Alto Mining Limited ("Rio Alto") in compliance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Ian Dreyer, of MIC S.A.C. ("MIC"), Enrique Garay, of Rio Alto Mining Limited ("Rio Alto"), by Marek Mroczek, of Mining Plus ('Mining Plus"), by Greg Lane, of Ausenco ("Ausenco"), . by Mark Smith, of RRD International Corp. ("RDD"), by Linton Kirk, of Kirk Mining Consultants ("Kirk"), and by Chris Kaye, of MQes ("MQes") and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, the use of our name in the Company's Annual Information Form for the fiscal year ended December 31, 20 I3 (the "AIF") and to being named in the AIF.

The undersigned further acknowledges that the AlF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the "Form 40-F") and consents to being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

DATED the 28th day of March, 2014

By:	/s/ Paul Murphy
Company: MINING PLUS PERU S.A.C.

Name: Paul Murphy
Title: General Manager